UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS CONSOLIDATED OPERATING INCOME OF US$152.3 MILLION AND NET INCOME OF US$65.6 MILLION FOR FIRST QUARTER 2017

Santiago, Chile, May 15, 2017 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), the leading airline group in Latin America, announced today its consolidated financial results for the first quarter ending March 31, 2017. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.14 per USD.

Highlights

•	LATAM Airlines Group reported an operating income of US$152.3 million and a net income of US$65.6 million. Operating margin reached 6.1% for the quarter, a decline of 3.3 percentage points compared to the same period last year. Although revenues improved on a year-over-year basis they were offset by a 44.4% increase in fuel prices.

•	During the first quarter 2017, total operating revenues increased 6.4% to US$2,477.4 million, reflecting LATAM's proactive capacity management as well as stronger local currencies, especially in Brazil. Passenger revenues increased 7.6%, with a yield improvement of 6.9% and load factors increasing by 0.5 p.p. to 84.7%.

•	Total operating expenses in the first quarter increased by 10.3% mainly as a result of a 29.0% or US$133.6 million increase in fuel costs during the period. Additionally, labor costs increased US$36.5 million as a result of the negative impact of the appreciation of local currencies and inflationary costs, despite the 12.4% reduction in average headcount in first quarter 2017 as compared to the same period 2016.

•	As a result of capacity adjustments made during 2016, domestic capacity in Brazil was reduced by 9.5% during the first quarter, and revenues per ASK increased by 24.6% as compared to the same quarter of 2016. Furthermore, LATAM Airlines Brazil reduced capacity by 26% on international routes between Brazil and the U.S. as compared to first quarter 2016.

•	During the quarter, LATAM and its affiliate carriers have made significant progress in the implementation process of the redesign of their domestic passenger business model. “Mercado LATAM”, the new buy on board service for food and beverages, has already been implemented on all of LATAM’s domestic flights in Colombia, Peru, and Chile; and it will be implemented gradually in Argentina, Ecuador and Brazil over 2017.

•	Meanwhile, the Company continues to strengthen its network announcing new routes in order to improve connectivity within the region. In September, the Company will start the operation of a new nonstop route between Lima and Tucumán, while in October, the Company will start flying directly between Santiago and three cities in Argentina – San Juan, Neuquén and Tucumán – as well as the previously announced direct flight to Melbourne, the longest in the history of LATAM.

•	As of March 31, 2017, LATAM’s net financial debt decreased by US$108 million compared to December 31,2016, reaching a leverage of 5.4x, which represents a slight increase from the 5.3x the Company had at the end of 2016. Furthermore, during April LATAM successfully priced a US$700 million senior unsecured notes issuance, due in 2024, at an annual interest rate of 6.875%.

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MANAGEMENT COMMENTS ON FIRST QUARTER 2017

“We are very excited about 2017 as we are in the middle of transforming LATAM and improving the value proposition for our clients with the renewal of the domestic flight model. While we still have a lot of work to do, we are off to a solid start and remain focused on improving margins, cash flow generation and on deleveraging the balance sheet” said Enrique Cueto, CEO of LATAM Airlines Group.

During the first quarter, LATAM reached an operating margin of 6.1%. Over the last few quarters, we have made substantial adjustments in order to improve LATAM’s profitability as we focus on actively managing capacity and achieving sustainable yield increases and healthy load factors across all markets. Furthermore, we continue to pursue cost efficiency initiatives which have resulted in a 12.4% average headcount reduction, as well as lower depreciation and fleet maintenance costs (excluding the negative impact of local currency appreciation), agency commissions and passenger services.

When looking at LATAM’s cost performance during first quarter 2017, we continue to see the positive outcome of our continued cost reductions; although there is a very tough comparison basis with the first quarter of 2016 as the average price of fuel in that quarter was the lowest in more than 10 years. Excluding fuel costs, LATAM’s costs would increase by 5.0% -below the 6.4% increase in revenues- explained mainly by the negative impact of the local currencies appreciation, especially the Brazilian real. In addition, our capacity declined by 3.5% (measured in ASK-equivalent) as compared to the first quarter of 2016. As a result, CASK ex-fuel increased 7.4% during the first quarter 2017 as compared to the same period of 2016.

Since April 16, 2017, LATAM Pass and LATAM Fidelidade have evolved and changed the process by which Kilometers (KMS) are accumulated. Now it will be easier to calculate the accrual of KMS because each category will have a unique multiplier applied to the amount spent on the plane ticket. This way we can reward our passengers when their expenses are higher. In addition, the higher the membership category, the higher the multiplier.

Regarding our new travel model for domestic services, the implementation will continue gradually over 2017. Passengers will have access to clearly segmented fares, with detail about the additional services included in the different fare segments, in order to have a price aligned with their needs.

We continue to adopt global best practices that generate additional revenue, while providing customers with greater flexibility and customization throughout their journey. In line with this strategy, we are pursuing a series of ancillary revenue opportunities which will allow passengers to customize their journey and enable the Company to develop additional revenue streams.

Additionally, on April 26, 2017, LATAM launched a buy on board service for food and beverages in Chile. Chile became the Company’s third domestic market to offer this service, which was introduced in Colombia in February and in Peru in March. Under the name “Mercado LATAM”, domestic passengers in Chile, Colombia and Peru, now have access to a wide selection of local and international food and beverages in order to improve their travel experience.

On April 27, 2017, the Ordinary Shareholders Meeting of LATAM elected a new Board of Directors for the next two years. Ignacio Cueto Plaza, Antonio Luiz Pizarro Manzo, Nicolás Eblen Hirmas and Eduardo Novoa Castellón were elected for the first time and will join our re-elected directors Juan José Cueto Plaza, Carlos Heller Solari, Giles Edward Agutter, Henri Philippe Reichstul and Georges Antoine de Bourguignon Arndt. At the recent board meeting, Ignacio Cueto Plaza was elected as the president of the board, while the Audit Committee will comprise Georges Antoine de Bourguignon Arndt, Eduardo Novoa Castellón and Nicolás Eblen Hirmas.

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Finally, LATAM’s shareholders approved a dividend, which will distribute 30% of the earnings obtained in 2016, equivalent to US¢3.42 per share, payable on Thursday, May 18, 2017.

management discussion and analysis of FIRST Quarter 2017 Results

Total revenues in first quarter 2017 totaled US$2,477.4 million compared to US$2,327.6 million in first quarter 2016. The increase of 6.4% is a result of a 7.6% increase in passenger revenues, positively impacted by the appreciation of the local currencies as well as capacity adjustments in the markets in which this was necessary, especially in domestic routes and international routes between Brazil and the US. Additionally, revenues were boosted by a 25.9% increase in other revenues, due to higher revenues from Multiplus. On the other hand, cargo revenues decreased by 8.1% as transported tons declined by 9.1%. Passenger and cargo revenues accounted for 85.0% and 10.2% of total operating revenues, respectively, in first quarter 2017.

Passenger revenues increased 7.6% during the quarter as a result of a 7.5% increase in consolidated passenger unit revenue (RASK) while capacity remained unchanged, when compared to first quarter 2016. The RASK increase was driven by a 6.9% increase in yields, while load factors showed an improvement of 0.5 p.p. to 84.7%. The yield recovery during this quarter was primarily driven by the improvement in yields in Brazil’s domestic and international operations, partially offset by weaker demand in the Spanish Speaking markets.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended March 31
	RASK		ASK		Load Factor
	(US cents)		(millions)
	1Q17	% Change (YoY)	1Q17	% Change (YoY)	1Q17	% Change (YoY)

Bussines Unit
Domestic SSC	7.0	-4.4%	6,134	2.1%	82.1%	-1.6 pp
Domestic Brazil	6.3	24.6%*	9,077	-9.5%	82.1%	-0.4 pp
International	6.0	6.2%	19,403	4.5%	86.8%	1.4 pp
Total	6.1	7.5%	34,613	0.0%	84.7%	0.5 pp

*RASK in domestic Brazil increased 2.8% when measured in BRL

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues

During the first quarter 2017, demand in the airline group’s Spanish speaking country affiliates (SSC, which includes LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador), which accounts for 19.8% of total passenger revenues, showed an increase of 0.1% in passenger traffic as measured in RPKs. Revenues per ASK decreased 4.4% in USD, mainly due to a weaker macroeconomic scenario which has impacted demand throughout the region, partially offset by lower capacity increases by LATAM Airlines and the industry in the Spanish Speaking Countries. Passenger capacity as measured in ASKs grew by 2.1% during the quarter, while load factors showed a decrease of 1.6 p.p. to 82.1%.

The capacity adjustments made in 2016 to Brazil’s domestic passenger operations – which represent 26.3% of total passenger revenues – helped LATAM Airlines Brazil to increase its revenues per ASK by 2.8% in BRL, and as a result of the 19.3% appreciation of the Brazilian real, revenues per ASK increased by 24.6% in USD. LATAM Airlines reduced domestic capacity by 9.5% and traffic as measured in RPKs declined by 9.9% in first quarter 2017 as compared to the same quarter of 2016. As a result, load factor decreased 0.4 p.p. to 82.1%.

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The airline group’s capacity on international routes, which represents 53.9% of total passenger revenues, increased by 4.5% during the quarter. As a result of capacity adjustments made in 2016 on routes with weaker demand -specifically between Brazil and the US which reached a reduction of 26% during the first quarter 2017-, RASK on those routes increased during the quarter compared to the same period last year, with the RASK on the routes between Brazil and the US increasing over 40% during the period. On the other hand, LATAM Airlines Group and its affiliates have added capacity on routes between Spanish Speaking Countries and the US and Europe. Traffic increased by 6.2%, with passenger load factors growing by 1.4 p.p. to 86.8%. Revenues per ASK in international passenger operations increased by 6.2% as compared to the first quarter of 2016, confirming an improving revenue trend.

Cargo revenues decreased by 8.1% in the quarter, driven by a 7.3% decline in cargo traffic and a 0.8% decline in cargo yields as compared to the first quarter of 2016. The decrease in cargo revenues was in line with the 9.1% decline in total tons transported during the first quarter 2017 as compared to the same period 2016. Export markets were mainly impacted by lower production in the salmon industry as well as a decrease of certain products such as fruits from Chile due to strong volumes in 2016 and flowers from Colombia due to meteorological impacts. This was partially offset by an improvement in imports from North America and Europe to Brazil, as a result of the appreciation of the Brazilian Real and improved market conditions in the country. As a result, cargo revenues per ATK improved by 2.4% as compared to the same quarter of the previous year, showing an improvement for the first time after 19 consecutive quarters of revenue per ATK decline, reflecting the capacity adjustments in line with the guidance provided by the Company.

LATAM and its affiliates continue working to adjust freighter capacity, while focused on maximizing the belly utilization of the passenger fleet. In the first quarter, cargo capacity, as measured in ATKs, declined 10.2%, which includes a 23.5% reduction of freighter operations, resulting in a load factor of 52.9%, which represents an improvement of 1.6 percentage points as compared to the first quarter 2016.

Other revenues increased by 25.9% reaching US$117.5 million during first quarter 2017. This growth is primarily due to higher revenues on Multiplus, resulting from increased in points’ sales and breakage, as well as the appreciation of the Brazilian real during the quarter.

Total operating expenses in the first quarter amounted to US$2,325.2 million, a 10.3% increase compared to the same period of 2016. This increase is mainly explained by US$133.6 million of higher costs in aircraft fuel, resulting from a 44.4% increase in the average price per gallon (excluding hedge) as compared to the first quarter 2016. Operating expenses excluding fuel increased by 5.0%, mainly as a result of the negative impact of the appreciation of local currencies on certain costs denominated on those currencies and high inflation rates in the region. Furthermore, cost per ASK equivalent excluding fuel costs increased by 7.4% in the same period, as LATAM Airlines capacity declined by 3.5% as compared to the first quarter 2016. Changes in operating expenses were mainly due to the following:

•	Wages and benefits increased by 7.5% mainly explained by the appreciation of local currencies during the period, especially the 19.3% appreciation of Brazilian real, and the annual increase in unit salaries, mainly due to the 6% inflation in Brazil in 2016. This was partially offset by a 12.4% decline in the average headcount. Furthermore, we recognized US$23.6 million in severance payments during the quarter as compared to the US$14.7 million in severance payments during the same period 2016.
•	Fuel costs increased by 29.0% mainly as a result of the 44.4% increase in the average fuel price per gallon (excluding hedge) as compared to the first quarter of 2016, partially offsetting the 4.6% decrease in the gallons consumed during the period as well as a US$2.4 million fuel hedge gain recognized during this quarter, relative to a US$28.8 million loss in the first quarter 2016.

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•	Commissions to agents decreased by 7.4% due to lower sales incentives paid to agencies and lower revenues from cargo operations.
•	Depreciation and amortization increased by 5.3% due to the negative impact of the appreciation of the Brazilian real during the first quarter, partially offset by three fewer aircraft on the balance sheet compared with the same period of 2016.
•	Other rental and landing fees increased by 6.6% mainly because of an increase in aviation fees as a result of the appreciation of local currencies during the quarter as well as lower revenues from rental space to third parties in our cargo aircrafts.
•	Passenger service expenses decreased by 4.0% due to a 2.4% decline in the number of passenger transported.
•	Aircraft rentals increased by 12.6% as a result of the incorporation of more modern aircraft under operating leases. The Company had more Airbus A321s, Boeing 787s and Airbus A350 this year while reducing the number of Airbus A320s, Airbus A330s and Boeing 767s relative to the first quarter of 2016, bringing the total number of leased aircraft to 109, as compared to 106 during the same period of 2016.
•	Maintenance expenses continued to decrease this quarter by 10.1% due to efficiencies related to fleet renewal.
•	Other operating expenses increased by 6.1%, due mostly to a provision related to the change of our Passenger Service System partially offset by ongoing efficiency initiatives.

Non-operating results

•	Interest income increased by US$12.0 million to US$22.9 million in first quarter 2017 as compared to the same period 2016 mainly as a result of a cash balance increase.
•	Interest expense decreased by 7.0% to US$95.8 million in first quarter 2017 from US$103.0 million in the same period 2016 mainly due to gross debt reduction.
•	Under Other income (expense), the Company registered a US$48.9 million net gain, including US$35.4 million in foreign exchange gains. This compares to the US$71.4 million net gain in other income (expense) in the first quarter of 2016, which included a foreign exchange gain of US$67.9 million.

Net Income in the first quarter amounted to US$65.6 million, a 35.9% decline compared to the same period of 2016 mainly explained by a decrease of US$66.8 million in the operating result as well as a lower foreign exchange gain, partially offset by US$28.8 lower income taxes, which was mainly due to lower pre-tax results in the first three months of 2017 and a decline of US$19.3 million in net financial costs.

LIQUIDITY AND FINANCING

At the end of the first quarter 2017, LATAM reported US$1,414 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. Furthermore, the Company´s liquidity position is also enhanced by US$325 million in undrawn revolving credit facility (RCF) line, which was totally available as of March 31, 2017. As a result, as of March 31, 2017, LATAM’s liquidity position is equivalent to 18.0% of the net revenue of the last twelve months.

On April 6, 2017, LATAM successfully issued US$700 million 6.875% senior unsecured notes, which mature on April 11, 2024. Also, on April 25, 2017, the Company completed the payment of the US$300 million 7,375% senior unsecured notes issued by TAM’s subsidiary TAM Capital Inc.

Fleet commitments for 2017 amount to US$469 million, all of which are pre-arranged operating leases, being the lowest amount in LATAM’s recent history. For 2018, fleet commitments have been substantially reduced to US$555 million, a reduction of US$1,039 million compared with September 2016. The Company continues to adjust its fleet to current demand, improving its cash flow generation after investments for the coming periods, and its balance sheet position.

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Additionally, LATAM expects to have non-fleet CAPEX, including intangible assets, of approximately US$500 million per year, including fleet and non-fleet maintenance, expenditures on spare engines, fleet components, and new business model implementation costs, among others.

LATAM’s financial debt during the first quarter 2017 totaled US$8,425 million, a decrease of US$180 million as compared with the end of 2016. For the rest of 2017, the Company has debt maturities of approximately US$1,241 million.

The main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases and BRL depreciation, while participating of benefits from fuel price reduction and BRL appreciation. Accordingly, the Company hedges a portion of its estimated fuel consumption and Brazilian real operating exposure. Hedge positions per quarter for the next months are shown in the table below:

	2Q17	3Q17	4Q17

Hedge positions
Estimated Fuel consumption	45%	35%	12%
Brazilian reais operational exposure (US$ million)(1)	100	100	-

(1)	Estimated Brazilian reais annual operational exposure US$600 million.

LATAM FLEET PLAN

LATAM continues to take a flexible approach to its fleet plan, adapting to operational requirements and market conditions. The confirmed reductions currently amount to US$2.2 billion, in line with the Company’s previously announced plans to achieve a decrease of US$ 2.0 – 3.0 billion in our expected fleet assets by 2018.

These reductions will improve the balance sheet and create flexibility to better respond to market conditions over the coming years. The benefits of these reductions will be seen over the next years starting in 2017 in the form of lower leasing expenses and capital expenditures, along with a decreased need for financing, improving the Company’s cash flow generation and strengthening our balance sheet.

During the first quarter 2017, LATAM took delivery of 1 aircraft and returned 4 aircrafts, ending the quarter with an operating fleet of 326 aircrafts. By the end of 2017, the Company will operate a total fleet of 311 aircraft, and it will have 7 aircrafts under subleasing contracts.

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At year end	2015	2016	2017E	2018E

Passenger Aircraft
Narrow Body
Airbus A319-100	50	48	45	45
Airbus A320-200	154	146	126	116
Airbus A320 Neo	-	2	7	11
Airbus A321-200	36	47	47	47
Airbus A321 Neo	-	-	-	2
TOTAL	240	243	225	221

Wide Body
Airbus A330-200	10	-		-
Boeing 767-300	38	37	36	36
Airbus A350-900	1	7	7	9
Boeing 777-300 ER	10	10	10	7
Boeing 787-8	10	10	10	10
Boeing 787-9	7	12	14	14
TOTAL	76	76	77	76

Cargo Aircraft
Boeing 777-200F	3	2	1	1
Boeing 767-300F	8	8	8	8
TOTAL	11	10	9	9

TOTAL FLEET	327	329	311	306

Subleases
Airbus A320-200	-	-	5	5
Boeing 777-200F	1		1	1
Boeing 767-300F	3	3	1	1
TOTAL	4	3	7	7

Fleet Commitment (US$ millions)	1,689	1,950	469	555

Note: This table does not include 4 A350-900 which are subleased to Qatar for periods of between six and 12 months during 2017 and 2018. Does not include one B777-200F currently leased to a third party reclassified from property plant and equipment to hold for sale.

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GUIDANCE

Capacity growth guidance for 2017 remains unchanged (see table below). In addition, the Company maintains its guidance for an operating margin of between 6.0% and 8.0% for full year 2017.

2017
Guidance

ASK Growth (Passenger)	Total Network	0% - 2%
	International	0% - 2%
	Brazil Domestic	(2%) - 0%
	SSC Domestic	4% - 6%

ATK Growth (Cargo)		(12%) - (10%)

Operating Margin		6.0% - 8.0%

LATAM filed its quarterly financial statements for the three month period ended March 31, 2017 with the Superintendencia de Valores y Seguros of Chile on May 15, 2017. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

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*****

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The company is employing over 44,000 people worldwide, operating more than 1,200 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has one of the youngest and most modern fleets in the world.  Its 329 aircraft average an age of approximately seven years and feature the latest variants including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group (formerly LAN Airlines) comprises subsidiaries in Peru, Argentina, Colombia and Ecuador as well as LATAM CARGO and its subsidiaries; in addition to TAM S.A and its subsidiaries, TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) and its business units TAM Transportes Aéreos Del Mercosur S.A. (LATAM Airlines Paraguay) and Multiplus S.A.

LATAM is the brand adopted by LATAM Airlines Group member airlines and is being rolled-out in its products and services, as part of a gradual integration plan.

LATAM Airlines Group is the only airlines group in Latin America and one of two worldwide to be part of the Dow Jones Sustainability ‘World’ Index.  In 2016, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the third consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

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Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

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LATAM Airlines Group S.A.

Consolidated Financial Results for the first quarter 2017 (in thousands of US Dollars)

	For the three month period ended March 31
	2017	2016	% Change
REVENUE
Passenger	2,106,161	1,958,290	7.6%
Cargo	253,746	275,967	-8.1%
Other	117,542	93,360	25.9%
TOTAL OPERATING REVENUE	2,477,449	2,327,617	6.4%

EXPENSES
Wages and Benefits	-525,218	-488,715	7.5%
Aircraft Fuel	-595,031	-461,433	29.0%
Comissions to Agents	-61,692	-66,629	-7.4%
Depreciation and Amortization	-252,215	-239,451	5.3%
Other Rental and Landing Fees	-278,219	-261,051	6.6%
Passenger Services	-74,316	-77,452	-4.0%
Aircraft Rentals	-150,396	-133,603	12.6%
Aircraft Maintenance	-85,186	-94,796	-10.1%
Other Operating Expenses	-302,898	-285,377	6.1%
TOTAL OPERATING EXPENSES	-2,325,171	-2,108,507	10.3%

OPERATING INCOME	152,278	219,110	-30.5%
Operating Margin	6.1%	9.4%	-3.3	pp

Interest Income	22,924	10,864	111.0%
Interest Expense	-95,788	-103,049	-7.0%
Other Income (Expense)	48,874	71,434	-31.6%

INCOME BEFORE TAXES AND MINORITY INTEREST	128,288	198,359	-35.3%
Income Taxes	-53,488	-82,327	-35.0%

INCOME BEFORE MINORITY INTEREST	74,800	116,032	-35.5%

Attributable to:
Shareholders	65,557	102,208	-35.9%
Minority Interest	9,243	13,824	-33.1%

NET INCOME	65,557	102,208	-35.9%
Net Margin	2.6%	4.4%	-1.7	pp

Effective Tax Rate	-41.7%	-41.5%	-0.2	pp
EBITDA	404,493	458,561	-11.8%
EBITDA Margin	16.3%	19.7%	-3.4	pp.
EBITDAR	554,889	592,164	-6.3%
EBITDAR Margin	22.4%	25.4%	-3.0	pp.

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LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended
	March 31
	2017	2016	% Change

System
ASKs-equivalent (millions)	50,746	52,573	-3.5%
RPKs-equivalent (millions)	37,856	38,365	-1.3%
Overall Load Factor (based on ASK-equivalent)%	74.6%	73.0%	1.6	pp
Break-Even Load Factor (based on ASK-equivalent)%	72.1%	68.8%	3.3	pp
Yield based on RPK-equiv (US Cent)	6.2	5.8	7.0%
Operating Revenues per ASK-equiv (US Cent)	4.7	4.2	9.4%
Costs per ASK-equivalent (US Cent)	4.7	4.2	12.9%
Costs per ASK-equivalent ex fuel (US Cents)	3.6	3.3	7.4%
Fuel Gallons Consumed (millions)	292.8	306.8	-4.6%
Fuel Gallons Consumed per 1,000 ASKs-equivalent	5.8	5.8	-1.2%
Fuel Price (with hedge) (US$ per gallon)	2.02	1.50	34.8%
Fuel Price (without hedge) (US$ per gallon)	2.03	1.41	44.4%
Average Trip Length (km)	1,757.6	1,705.3	3.1%
Total Number of Employees (average)	45,032	51,417	-12.4%
Total Number of Employees (end of the period)	44,565	49,888	-10.7%

Passenger
ASKs (millions)	34,613	34,604	0.0%
RPKs (millions)	29,325	29,159	0.6%
Passengers Transported (thousands)	16,685	17,099	-2.4%
Load Factor (based on ASKs) %	84.7%	84.3%	0.5	pp
Yield based on RPKs (US Cents)	7.2	6.7	6.9%
Revenues per ASK (US cents)	6.1	5.7	7.5%

Cargo
ATKs (millions)	1,533	1,707	-10.2%
RTKs (millions)	810	875	-7.3%
Tons Transported (thousands)	213	234	-9.1%
Load Factor (based on ATKs) %	52.9%	51.2%	1.6	pp
Yield based on RTKs (US Cents)	31.3	31.6	-0.8%
Revenues per ATK (US Cents)	16.6	16.2	2.4%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

* Fuel Gallons Consumed per 1,000 ASKs-equivalent

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LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31	As of December 31
	2017	2016
Assets:
Cash, and cash equivalents	853,152	949,327
Other financial assets	652,911	712,828
Other non-financial assets	237,040	212,242
Trade and other accounts receivable	1,092,090	1,107,889
Accounts receivable from related entities	668	554
Inventories	235,311	241,363
Tax assets	85,755	65,377
Non-current assets and disposal groups held for sale	350,055	337,195
Total current assets	3,506,982	3,626,775
Property and equipment	10,386,506	10,498,149
Goodwill	2,787,022	2,710,382
Intangible assets other than goodwill	1,656,336	1,610,313
Other non- current assets	768,555	752,575
Total non- current assets	15,598,419	15,571,419
Total assets	19,105,401	19,198,194
Liabilities and shareholders' equity:
Other financial liabilities	1,823,888	1,839,528
Trade and other accounts payables	1,512,804	1,593,068
Tax liabilities	18,440	14,286
Other non-financial liabilities	2,710,423	2,775,309
Total current liabilities	6,065,555	6,222,191
Other financial liabilities	6,628,478	6,796,952
Accounts payable	403,768	359,391
Other provisions	431,213	422,494
Deferred tax liabilities	962,141	915,759
Employee benefits	84,026	82,322
Other non-financial liabilities	199,047	213,781
Total non-current liabilities	8,708,673	8,790,699
Total liabilities	14,774,228	15,012,890
Share capital	3,149,564	3,149,564
Retained earnings	412,294	366,404
Treasury Shares	(178)	(178)
Other reserves	678,887	580,870
Equity attributable to the parent company’s equity holders	4,240,567	4,096,660
Minority interest	90,606	88,644
Total net equity	4,331,173	4,185,304
Total liabilities and equity	19,105,401	19,198,194

12

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method (in thousands of US Dollars)

	As of March 31, 2017	As of March 31, 2016

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	2,517,712	2,388,275
Other cash receipts from operating activities	13,134	12,603

Payments for operating activities
Payments to suppliers for goods and services	(1,757,772)	(1,665,245)
Payments to and on behalf of employees	(496,577)	(581,052)
Other payments for operating activities	(63,648)	(44,508)
Interest Received	5,676	9,420
Income Taxes refunded (paid)	(18,803)	(12,016)
Other cash inflows (outflows)	(26,201)	(32,346)

Net cash flows from operating activities	173,521	75,131

Cash flow used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities	742,456	755,473
Other payments to acquire equity or debt instruments of other entities	(719,884)	(664,564)
Amounts raised from sale of property, plant and equipment	1,481	12,406
Purchases of property, plant and equipment	(67,137)	(290,082)
Amounts raised from sale of intangible assets	-	-
Purchases of intangible assets	(18,537)	(13,180)
Other cash inflows (outflows)	(1,697)	(3,423)

Net cash flows used in investing activities	(63,318)	(203,370)

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	-	-
Amounts raised from long-term loans	49,726	607,590
Amounts raised from short-term loans	100,000	120,000
Loans repayment	(288,228)	(405,779)
Payments of finance lease liabilities	(84,487)	(90,268)
Dividends paid	(11,796)	(13,875)
Interest paid	(63,913)	(73,255)
Other cash inflows (outflows)	80,581	(82,859)

Net cash flows from (used in) financing activities	(218,117)	61,554

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(107,914)	(66,685)
Effects of variations in the exchange rate on cash and equivalents	11,739	81,188
Net increase (decrease) in cash and cash equivalents	(96,175)	14,503

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	949,327	753,497

CASH AND CASH EQUIVALENTS AT END OF PERIOD	853,152	768,000

13

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of March 31	As of December 31
	2017	2016

Total Assets	19,105,401	19,198,194
Total Liabilities	14,774,228	15,012,890
Total Equity*	4,331,173	4,185,304
Total Liabilities and Shareholders equity	19,105,401	19,198,194

Debt
Current and long term portion of loans from financial institutions	7,069,394	7,582,559
Current and long term portion of obligations under capital leases	1,355,959	1,022,361
Other liabilities current and long term portion	0	0
Total Gross Debt	8,425,353	8,604,920
Cash and cash equivalents	-1,414,392	-1,486,318
Total Net Debt	7,010,961	7,118,602
Plus: 7 x last twelve months'aircraft rent	4,100,404	3,982,853
Adjusted Net Debt	11,111,365	11,101,455

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of March 31	As of December 31
	2017	2016
Cash and Equivalents as % of LTM revenues	14.6%	15.6%

Adjusted Gross Debt (US$ thousands)	12,525,757	12,587,773
Adjusted Gross Debt / EBITDAR (LTM)	6.1	6.0

Adjusted Net Debt (US$ thousands)	11,111,365	11,101,455
Adjusted Net Debt / EBITDAR (LTM)	5.4	5.3

14

LATAM Airlines Group S.A.

Consolidated Fleet

	As of March 31, 2017
	Off-Balance	On-Balance	Total

Passenger Aircraft
Airbus A319-100	12	36	48
Airbus A320-200	50	93	143
Airbus A320- Neo	1	1	2
Airbus A321-200	17	30	47
Airbus A330-200	-	-	-
Airbus A350-900	2	5	7
Boeing 767-300	3	34	37
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	9	4	13
TOTAL	104	213	317

Cargo Aircraft
Boeing 777-200F	2	-	2
Boeing 767-300F	2	8	10
TOTAL	4	8	12

TOTAL FLEET	108	221	329

Note: This table includes two A350-900, three B767-300F and three A320-200 that Latam is currently leased to a third party, does not include one B777-200F currently leased to a third party that were reclassified from property plant and equipment to held for sale.

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO